UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of october, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras breaks monthly and quarterly records for operated oil and gas production

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Rio de Janeiro, October 16, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it broke its quarterly record for operated oil and gas production in the third quarter of this year, with 3.98 MMboed (million barrels of oil equivalent per day), 7.8% above the second quarter. It also achieved a monthly record for operated production in September, with a volume of 4.1 MMboed, 6.8% higher than in August.

This result is mainly due to the ramp-up of the Almirante Barroso platform, which operates in the Búzios field, and the P-71 platform, in the Itapu field - both in the pre-salt Santos Basin - and the Anna Nery and Anita Garibaldi units, in the Marlim and Voador fields - which operate in the Campos Basin.

Another important aspect was the lower number of platform maintenance stoppages in the period. The monthly operated production record was also accompanied by the monthly record for pre-salt operated production in September, when Petrobras reached 3.43 MMboed in that layer.

The company also informs that it is revising its guidance for oil and gas production, to be released to the market on November 9, 2023, together with Petrobras' third quarter results.

Relevant facts will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer